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                                                                     EXHIBIT 4.2


                       Integrated Process Equipment Corp.

                         AMENDMENT TO PERFORMANCE OPTION

                                December 4, 1997



Roger McDaniel
c/o Integrated Process Equipment Corp.
4717 East Hilton Avenue
Phoenix, AZ 85034

Dear Roger:

         This letter amends the August 13, 1997 Executive Employment Agreement as follows:

         Your "Performance Option" exercisable for up to 200,000 shares of Common Stock shall become exercisable as to 50,000 shares on each of the first four anniversaries of the Start Date, provided in each case that your employment with the Company has not terminated prior to such date. Performance-based vesting will not apply to the option.

         In exchange, you agree to reduce the amount of your annual actual cash bonus by the difference between the 50,000 shares actually vested and the number of shares which would have vested in that fiscal year if you had continued to hold a performance-based option. The number of shares which would have vested in a particular fiscal year shall be determined based on the same criteria as are used to determine the amount of your cash bonus. The amount by which your actual cash bonus will be reduced will equal the incremental number of shares which vested due to this change to time-based vesting, multiplied by the difference between the fair market value of the Common Stock at the end of the fiscal year and your option exercise price.

         Exhibit A illustrates several different applications of this measurement system.

         If the above calculation results in a reduction larger than the amount of the cash bonus you earned in a particular fiscal year, the maximum reduction will be the amount of the bonus (that is, in no event will you be required to pay funds to the Company from your base salary). In addition, these calculations are not intended to result in any additional cash payment to you beyond the cash bonus which you earn.

         As with the amount of your cash compensation, these calculations will be finally determined by the Company's Board of Directors, acting reasonably.

         All other provisions of your Employment Agreement and the related options continue unchanged.

         Please sign below to indicate that you agree to the foregoing.

                                Sincerely yours,

                                INTEGRATED PROCESS EQUIPMENT CORP.


                                By:______________________________________
                                      John S. Hodgson, Chief Financial Officer


_________________________________
Roger McDaniel

Dated:___________________________